

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2012

Via E-mail
Stolfin Wong
President, Chief Executive Officer, Chief Financial Officer,
Secretary, Treasurer, Director
Kwest Investment International Ltd.
Suite 204, 15615 102 Avenue
Edmonton, Alberta, T5P 4X7

>   **Re: Kwest Investment International Ltd.**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed August 9, 2012**
>   **File No. 333-176350**

Dear Mr. Wong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements, page 35

General

1.   We note your response to prior comment 3 and reissue the comment as we are unable to locate the disclosures. Please note on the face of all audited financial statements for fiscal year ended April 30, 2012 that such amounts are stated in Canadian dollars.

Note 4 – Related Party Transactions and Balances, page F-10

2.   We note your response to prior comment 6. Please amend to label your financial statements as Restated. In addition, please provide footnote disclosure as provided

within your response detailing the basis for the restatement and illustrate the financial statement impacts to all financial statements of such restatement as of and for the period ended April 30, 2011; your response and the amended audited financial statements do not address the changes to your consolidated statement of stockholders' equity nor consolidated statements of cash flows. Please note we may have additional comments.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 36

Liquidity and Financial Condition for the Years ended April 30, 2012 and 2011, page 36

3.   We note your response to prior comment 7 and reissue the comment, as the amount recorded to Cash flows used in operating activities is presented as if cash flows were generated by your operating activities. Please revise, ensuring all amounts within your entire prospectus agree to the financial statements provided.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as

Stolfin Wong
Kwest Investment International Ltd.
August 27, 2012
Page 3

they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3763 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Michael J. Morrison, Esq.